Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2011

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement dated December 15, 2011

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

MARKET ANNOUNCEMENT

Ultrapar announces its investment plan for 2012

São Paulo, December 15th, 2011 – ULTRAPAR PARTICIPAÇÕES S.A. (“Ultrapar”) announces its investment plan for 2012, approved by the Board of Directors.

Ultrapar’s investment plan for 2012, excluding acquisitions, amounts to R$ 1,088 million and aims at growth through increased scale and productivity gains, as well as modernization of existing operations.

Organic investment plan¹ for 2012	R$ million
Ultragaz	157
Ipiranga	775
Oxiteno	83
Ultracargo	51
Others²	21
Total	1,088
1 Net of disposals 2 Includes mainly RPR and corporate IT services

At Ultragaz, investments will be mainly dedicated to (i) the expansion of UltraSystem (small bulk), due to the perspective of capturing new clients, (ii) the construction of two new facilities and purchase of LPG bottles, focusing on strengthening its presence in the Northeast and North regions of Brazil and (iii) the replacement of bottles and tanks.

At Ipiranga, investments will be focused in the expansion of its service stations (through the opening of new gas stations and the conversion of unbranded service stations) and franchises network, as well as the construction of new facilities, mainly in the Midwest, Northeast and North regions of Brazil. Out of Ipiranga’s total investment budget, R$ 715 million refer to additions to property, plant, equipment and intangible assets, and R$ 60 million refer to financing to clients, net of repayments.

At Oxiteno, the reduction in investments reflects the conclusion of an important expansion cycle in 2011. The budgeted investments will be mainly directed to the maintenance and modernization of its plants.

Ultracargo will direct its investments to the conclusion of the expansions of the Santos and Aratu terminals, which will add 68,000 cubic meters to the company’s storage capacity and will start up in mid-2012, and for the maintenance of its terminals.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2011

ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement)